UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 31)*

THE MARCUS CORPORATION
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
566330 10 6
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen H. Marcus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 4,795,337(1)
BENEFICIALLY OWNED	6	SHARED VOTING POWER 58,073
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 226,214
PERSON WITH:	8	SHARED DISPOSITIVE POWER 58,073

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,853,410(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 4,569,123 shares beneficially owned by Matinee Fifteen Holdings, LLC (f/k/a Marcus Family Holdings LLC). As of December 31, 2009, Stephen H. Marcus and several trusts that he established (and of which he is a beneficiary) held 53.8% of the membership units of Matinee Fifteen Holdings, LLC.

Page 2 of 8 Pages

CUSIP No. 566330 10 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matinee Fifteen Holdings, LLC (f/k/a Marcus Family Holdings LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 4,569,123
BENEFICIALLY OWNED	6	SHARED VOTING POWER 0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,569,123
PERSON WITH:	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,123
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Page 3 of 8 Pages

CUSIP No. 566330 10 6

Item 1(a).	Name of Issuer:

The Marcus Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 East Wisconsin Avenue, Suite 1900, Milwaukee, WI 53202

Item 2(a).	Name of Person Filing:

The filers of this Schedule 13G are: (i) Stephen H. Marcus (“Mr. Marcus”) and (ii) Matinee Fifteen Holdings, LLC (f/k/a Marcus Family Holdings LLC) (“Matinee Fifteen”). As of December 31, 2009, Mr. Marcus and several trusts that he established (and of which he is a beneficiary) held 53.8% of the membership units of Matinee Fifteen. Attached as Exhibit  1 hereto is an agreement between Mr. Marcus and Matinee Fifteen that this Schedule 13G amendment is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(For each of Mr. Marcus and Matinee Fifteen) c/o The Marcus Corporation 100 East Wisconsin Avenue, Suite 1900 Milwaukee, Wisconsin 53202

Item 2(c).	Citizenship:

Mr. Marcus is a United States citizen. Matinee Fifteen is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value

Item 2(e).	CUSIP Number:

566330 10 6

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Page 4 of 8 Pages

CUSIP No. 566330 10 6

Item 4.	Ownership:

Mr. Marcus

(a)	Amount Beneficially Owned: 4,853,410

(b)	Percent of Class: 16.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,795,337

(ii)	shared power to vote or to direct the vote: 58,073

(iii)	sole power to dispose or to direct the disposition of: 226,214

(iv)	shared power to dispose or to direct the disposition of: 58,073

Other than with respect to (i) 6,003 shares of Common Stock (which Mr. Marcus shares voting and dispositive power), and (ii) 21,895 shares of Common Stock (which Mr. Marcus has sole voting and no dispositive power), all of the reported beneficial ownership of Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

        Mr. Marcus’ beneficial ownership consists of the following:

(i)	6,003 shares of Common Stock held by a trust whereby Mr. Marcus serves as Trustee;

(ii)	21,895 shares of Common Stock held by Matinee Fifteen;

(iii)	4,547,228 shares of Class B Common Stock held by the Matinee Fifteen;

(iv)	226,214 shares of Class B Common Stock held by the Stephen H. Marcus 1990 Revocable Trust;

(vi)	50,845 shares of Class B Common Stock held by the Ben and Celia Marcus 1992 Revocable Trust F/B/O Stephen H. Marcus; and

(vii)	1,225 shares of Class B Common Stock held by trusts whereby Mr. Marcus serves as Trustee.

        The trusts and Mr. Marcus, for shares held individually, each have the right to receive dividends and proceeds from the sale of securities held thereby.

Page 5 of 8 Pages

CUSIP No. 566330 10 6

Matinee Fifteen

(a)	Amount Beneficially Owned: 4,569,123

(b)	Percent of Class: 15.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,569,123

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 4,569,123

(iv)	shared power to dispose or to direct the disposition of: 0

Other than with respect to 21,895 shares of Common Stock, all of the reported beneficial ownership of Common Stock held by Matinee Fifteen results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Common Stock on a share-for-share basis. The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock into shares of Common Stock.

Matinee Fifteen has the right to receive dividends and proceeds from the sale of securities held thereby.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Page 6 of 8 Pages

CUSIP No. 566330 10 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

        1.        Agreement to file jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2010

/s/ Stephen H. Marcus
Stephen H. Marcus

MATINEE FIFTEEN HOLDINGS, LLC

By:	/s/ Stephen H. Marcus Stephen H. Marcus Manager

Page 7 of 8 Pages

CUSIP No. 566330 10 6

Exhibit 1

AGREEMENT

        AGREEMENT dated as of January 20, 2010 by and between Stephen H. Marcus ("Mr. Marcus") and Matinee Fifteen Holdings, LLC, a Delaware limited liability company ("Matinee Fifteen").

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Each of Mr. Marcus and Matinee Fifteen hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the stock of The Marcus Corporation and hereby further agree that said Statement shall be filed on behalf of each of Mr. Marcus and Matinee Fifteen. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of The Marcus Corporation.

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Stephen H. Marcus Stephen H. Marcus
MATINEE FIFTEEN HOLDINGS, LLC By: /s/ Stephen H. Marcus Stephen H. Marcus Manager

Page 8 of 8 Pages